DOWLING & PARTNERS SECURITIES, LLC

PUBLIC FINANCIALS

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-S
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-35658

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                  MM/DDIYY   MM/DDIYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners Securities, LLC

OFFICIAL USE ONLY
_____
FIRM 1.0. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave
(No and Street)

Farmington	CT	06032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent J. Dowling, Jr.   860.676.7331

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC

(Name - *if* individual, state last. first, middle name)

185 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

_____

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMS control number.



OATH OR AFFIRMATION

I, Vincent J. Dowling, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vincent J. Dowling, Jr.

Title

Notary Public

DENISE C. SCHAEFFER
Notary Public, State of Connecticut
My Commission Expires Sept. 30.2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- O (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-l and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- D (m) A copy of the SIPC Supplemental Report.
- D (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Review Report on Management's assertion letter regarding (k) (2) (ii)

(p) Management's assertion letter regarding (k) (2) (ii)

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31,2017

Dowling & Partners Securities, LLC
Index
December 31,2017



Report of Independent Registered Public Accounting Firm

To the Management of
Dowling & Partners Securities, LLC

Opinion on *the Financial Statement* - *Statement* of *Financial* Condition

We have audited the accompanying statement of financial condition of Dowling & Partners Securities, LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

***Basis for* Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 22, 2018

We have served as the Company's auditor since 1999.

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	11,010,817
Deposits with clearing organization		250,000
Institutional research receivable		1,028,699
Commissions receivable		13,036
Securities owned, at fair value (Note 3)		9,665,915
Fixed assets (Note 5)		15,465
Other assets		159,936
	$	22,143,868

Liabilities and Capital

Liabilities

Incentive compensation payable	$	4,057,479
Accounts payable and accrued expenses		733,903
Securities sold, not yet purchased		1,374,464
Distribution payable to Parent Company		2,978,022
Total liabilities		9,143,868
Member's equity		13,000,000
	$	22,143,868

The accompanying notes are an integral part of this financial statement.

Dowling & Partners Securities, LLC
Notes to Financial Statement
December 31, 2017

1. **Organization**

    Business
    Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and claims exemption from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents consist of amounts of cash on hand and amounts due within 90 days from banks or with the Company's clearing broker.

    Fixed Assets
    Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

    Securities
    Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common and mutual funds, which are classified as trading securities and reported at fair value.

    Short Sales
    The Company may sell a security it does not own as part of its trading activity. The Company in "selling short", sells borrowed securities that must at some date be repurchased and returned to the lender. The short sales are secured by the long portfolio and available cash. The Company is obligated to pay the prime broker interest based on the value of the securities sold short and any dividends declared on securities sold short.

    Distributions to Parent Company
    The Company declares distributions to the Parent Company no less than annually.

    Income Taxes
    The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements.

3.   Securities Owned

Securities owned consist of the following as of December 31 :

Common stock	$	7,917,108
Stock options		10,806
Mutual Funds		1,738,001
	$	9,665,915

Securities sold, not yet purchased consist of the following as of December 31 :

Common stock	$	1,374,464

4.   Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures ("ASe 820")* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement
Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the year ended December 31 , 2017, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying fair value of the securities.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 9,665,915	$	$
Securities sold, not yet purchased	$ 1,374,464	$	$

During the year ended December 31,2017 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31,2017, Level 1 securities included common stocks and mutual funds.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

5.   Fixed Assets

Fixed assets consist of the following at December 31 :

Equipment	$ 670,291
Furniture and fixtures	499,982
Leasehold improvements	28,057
	1,198,330
Accumulated depreciation	(1,182,865)
Total fixed assets	$ 15,465

6.   Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31,2017, uninsured cash and cash equivalent balances aggregated $10,431,997.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least

$250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31,2017, the Company has recorded no liabilities with regard to this right.

7.   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31,2017, the Company had net capital for regulatory purposes of $10,682,842 and a minimum net capital requirement of $488,507. The ratio of aggregate indebtedness to net capital was .64 to 1 at December 31, 2017.

8.   Exemption from Rule 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(ii).

9.   Related Party Transactions

The Company currently leases office space under cancellable leases from an entity owned by certain of the Parent Company's members.

The Company provides its products to an affiliated entity for a fee determined by the affiliate, of which $865,000 is included in institutional research receivable in the Company's statement of financial condition.

Substantially all compensation is paid pursuant to a Services Agreement between the Company and an affiliated entity.

10.   Commitments & Contingencies

Lease Commitments
The Company leases certain of its offices under cancellable operating leases.

Contingencies
The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

11.   Subsequent Events

As of February 22, 2018, the date in which the financial statement was available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31 , 2017, which requires recognition or disclosure in the financial statement.